                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 4

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

/x/ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1. Name and Address of Reporting Person*

Teich,      David       A.
   (Last)  (First)  (Middle)

c/o Teich, Beim & Moro, P.C.
Two Executive Boulevard, Suite 103
   (Street)

Suffern,     NY     10901
   (City)  (State)  (Zip)

2. Issuer Name and Ticker or Trading Symbol

Manhattan Scientifics, Inc. (MHTX)

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)



4. Statement for Month/Year

1/01

5. If Amendment, Date of Original (Month/Year)



6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   /X/ Director                            / / 10% Owner
   /X/ Officer (give title below)          /X/ Other (specify below)

Treasurer

   Chairman of the Board, Predident & Chief Executive Officer

7. Individual or Joint/Group Reporting (Check Applicable Line)

   /X/ Form filed by One Reporting Person
   / / Form filed by More than One Reporting Person

* If the form is filed by more than one reporting person, see instruction
  4(b)(v).

                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                         5. Amount
                                                                                            of Secu-
                                                                                            rities
                                                          4. Securities Acquired (A)        Bene-     6. Ownership
                               2. Trans-   3. Trans-         or Disposed of (D)             ficially     Form:
                                  action      action         (Instr. 3, 4 and 5)            Owned        Direct      7. Nature of
                                  Date        Code        -----------------------------     at End       (D) or         Indirect
                                  (Month/     (Instr. 8)                (A)                 of Month     Indirect       Beneficial
1. Title of Security              Day/     -------------     Amount     or     Price        (Instr.      (I)            Ownership
   (Instr. 3)                     Year)     Code     V                  (D)                 3 and 4)     (Instr. 4)     (Instr. 4)
-----------------------------  ----------  ------  -----  ------------  ---  ----------  -----------  -------------  ---------------
Common Stock                   1/9/01      X              5,000         D    $1.68
Common Stock                   1/12/01     X              5,000         D    $1.65
Common Stock                   1/12/01     X              4,000         D    $1.67
Common Stock                   1/16/01     X              4,000         D    $1.71
Common Stock                   1/16/01     X              2,500         D    $1.74
Common Stock                   1/16/01     X              1,500         D    $1.76
Common Stock                   1/17/01     X              5,000         D    $1.75
Common Stock                   1/17/01     X              7,000         D    $1.83
Common Stock                   1/19/01     X              2,000         D    $1.87
Common Stock                   1/25/01     X              5,000         D    $1.81
Common Stock                   1/26/01     X              3,000         D    $1.83
Common Stock                   1/29/01     X              3,000         D    $1.94        28,064

                            Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)

                                          2. Conver-                              5. Number of Deriv-         6. Date Exercisable
                                             sion or   3. Trans-                     ative Securities            and Expiration Date
                                             Exercise     action   4. Transac-       Acquired (A) or             (Month/Day/Year)
                                             Price of     Date        tion Code      Disposed of (D)          ----------------------
                                             Deriv-       (Month/     (Instr. 8)     (Instr. 3, 4, and 5)     Date
1. Title of Derivative Security              ative        Day/     -------------  --------------------------  Exercis-    Expiration
   (Instr. 3)                                Security     Year)     Code     V        (A)           (D)       able        Date
----------------------------------------  -----------  ----------  ------  -----  ------------  ------------  ----------  ----------
Options (Right to Buy)                    $ .05         1/2/01      X                            75,000
Options (Right to Buy)                    $ .05                                                                5/6/99      5/6/09
Options (Right to Buy)                    $1.25                                                                4/8/01      1/8/11

                                                                                      9. Number of   10. Ownership
                                                                                         Derivative      Form of
                                                                                         Securities      Derivative
                             7. Title and Amount of Underlying                           Benefi-         Security:
                                Securities (Instr. 3 and 4)                              cially          Direct      11. Nature of
                             ----------------------------------------  8. Price of       Owned at        (D) or          Indirect
                                                           Amount or      Derivative     End of          Indirect        Beneficial
1. Title of Derivative                  Title              Number of      Security       Month           (I)             Ownership
   Security (Instr. 3)                                      Shares        (Instr. 5)     (Instr. 4)      (Instr. 4)      (Instr. 4)
---------------------------  ---------------------------  -----------  -------------  -------------  --------------  ---------------
Options (Right to Buy)       Common Stock                  73,064 (1)                                  D
Options (Right to Buy)       Common Stock                 425,000 (2)                                  D
Options (Right to Buy)       Common Stock                 200,000 (3)                  625,000         D


Explanation of Responses:

(1) On January 2, 2001, Mr. Teich exercised 75,000 options by cashless exercise and, as a result thereof, was issued 73,064 shares of common stock.

(2) Five hundred thousand options were granted to Mr. David Teich on May 6, 1999, all of which were immediately exercisable at an exercise price per share of $0.05 or by cashless exercise. Seventy-five thousand of such options were exercised. See (1) above.

(3) Two hundred thousand options were issued to Mr. Teich on January 8, 2001. All such options vest on April 8, 2001 and are exercisable for a period of ten years at an exercise price of $1.25 per share or by cashless exercise.

* Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

/s/ David A. Teich                                   2/6/01
---------------------------------------    --------------------------
                                                      Date
    **Signature of Reporting Person


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).